SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 12)*

Zoom Telephonics, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

98978K107
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98978K107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Frank Blase Manning
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,070,773 (includes 325,000 shares of Common Stock issuable upon exercise of options, which are exercisable within 60 days)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 2,070,773 (includes 325,000 shares of Common Stock issuable upon exercise of options, which are exercisable within 60 days)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by each Reporting Person 2,070,773 (includes 325,000 shares of Common Stock issuable upon exercise of options, which are exercisable within 60 days)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 9.8%*
12.	Type of Reporting Person (See Instructions) IN

*
Percent of class is calculated based on (i) 20,880,136 shares of Common Stock (as defined below) of Zoom Telephonics, Inc. (the “Company” or the “Issuer”) outstanding as of November 11, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q (“Form 10-Q”) filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2019, plus (ii) 325,000 shares of Common Stock issuable upon exercise of options, which are exercisable within 60 days.

Item 1(a). Name of Issuer:

Zoom Telephonics, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

99 High Street
Boston, Massachusetts 02110

Item 2(a). Name of Person Filing:

This statement is being filed by Frank Blase Manning (the “Reporting Person”)

Item 2(b). Address of Principal Business Office:

99 High Street
Boston, Massachusetts 02110

Item 2(c). Citizenship:

United States

Item 2(d). Title of Class of Securities:

Common Stock, $0.01 par value (the “Common Stock”)

Item 2(e). CUSIP Number:

98978K107

Item 3.  If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

Item 4. Ownership

(a)
Amount beneficially owned: 2,070,773 shares of Common Stock (includes 325,000 shares of Common Stock issuable upon exercise of options, which are exercisable within 60 days)

(b)
Percent of class: 9.8% (based on (i) 20,880,136 shares of Common Stock of the Issuer outstanding as of November 11, 2019, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2019, plus (ii) 325,000 shares of Common Stock issuable upon exercise of options, which are exercisable within 60 days)

(c)
Number of shares as to which the person has:

(i)
Sole power to vote or to direct the vote: 2,070,773 shares of Common Stock (includes 325,000 shares of Common Stock issuable upon exercise of options, which are exercisable within 60 days)

(ii)
Shared power to vote or to direct the vote: 0

(iii)
Sole power to dispose or to direct the disposition of: 2,070,773 shares of Common Stock (includes 325,000 shares of Common Stock issuable upon exercise of options, which are exercisable within 60 days)

(iv)
Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

N/A

Item 8. Identification and classification of members of the group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020	/s/ Frank B. Manning
Frank B. Manning
Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).